FORM 6-K/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007

000-51025

(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

(Translation of registrant’s name into English)

5th Floor, Union Plaza

20 Chaowai Street, Chaoyang District

Beijing 100020, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Registrant hereby amends the Form 6-K which was previously furnished on May 24, 2007, by inserting the date of signature which was inadvertently omitted.

On May 16, 2007, Ninetowns Internet Technology Group Company Limited (the “Company”) issued the press release furnished as an exhibit to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By: /s/ Tommy S. L. Fork

Name:	Tommy S. L. Fork
Title:	Chief Financial Officer

Date:	May 25, 2007

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated May 16, 2007, regarding the Company’s winning of an open bid for paid services